

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion G



10015398

SUPPL

3 February 2010

Securities & Exchange Commissi
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the announcements in relation to the following for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

Date	Particulars
21/01/2010, 27/01/2010 and 02/02/2010	Intention to Deal in Securities by Principal Officers during Closed Period
27/01/2010 and 29/01/2010	Additional Listing Application
29/01/2010	Change of Address of Registered Office and Share Registrar
29/01/2010	Dealing in Securities by a Principal Officer during Closed Period

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286



Level 14, Office Tower, No. 1 Jalan Nagasari (Off Jalan Raja Chulan), 50200 Kuala Lumpur, Malaysia
Tel: (603) 21420155 Fax: (603) 21413448
~~Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.~~
~~Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448~~



Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 21/01/2010 06:10:26 PM

Reference No LI-100121-7AB29

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

Company name * LION INDUSTRIES CORPORATION BERHAD

Stock name * LIONIND

Stock code * 4235

Contact person * Wong Phooi Lin

Designation * Secretary

Type * ● Announcement ○ Reply to query

Subject :* Intention to Deal in Securities by Principal Officers during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

The Company is now in a closed period for dealings in its securities by its Directors and principal officers pending the announcement of its results for the second quarter ended 31 December 2009.

The Company has today received notifications from principal officers of the Company of their intention to deal in the securities of the Company during closed period.

Their current direct and indirect shareholdings in the Company are as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Direct Interest		Indirect Interest*	
	Number of Shares	% of Issued Share Capital	Number of Shares	% of Issued Share Capital
Cheng Sin Yeng	-	-	97,500	N/A
Liew Choon Yick	21,000	Negligible	138,000	N/A
Yap Nyeok Ping	18,000	Negligible	43,100	N/A

* Options granted pursuant to the Executive Share Option Scheme of Lion Industries Corporation Berhad ("LICB") to subscribe for ordinary shares in LICB.

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary



21 JAN 2010


BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **27/01/2010 05:30:44 PM**

Reference No **LI-100127-43D9A**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Intention to Deal in Securities by a Principal Officer during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

The Company is now in a closed period for dealings in its securities by its Directors and principal officers pending the announcement of its results for the second quarter ended 31 December 2009.

The Company has today received a notification from Mr Wang Wing Ying, a principal officer of the Company, of his intention to deal in the securities of the Company during closed period.

Mr Wang's current direct and indirect shareholdings in the Company are as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Direct Interest		Indirect Interest	
Number of Shares	% of Issued Share Capital	Number of Shares	% of Issued Share Capital
30,750	Negligible	162,500*	N/A

* Options granted pursuant to the Executive Share Option Scheme of Lion Industries Corporation Berhad ("LICB") to subscribe for ordinary shares in LICB.

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 JAN 2010


BURSA MALAYSIA

Form Version V3.0

Additional Listing Application (ALA)

Ownership transfer to **LION INDUSTRIES CORPORATION** on **29/01/2010 11:52:53 AM**
Submitted by **LION INDUSTRIES CORPORATION** on **29/01/2010 12:05:26 PM**
Reference No **LI-100129-42700**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Number of corporate proposal * ☐ 1

1. Details of Corporate Proposal

Whether the corporate proposal involves the issuance of new type and new class of securities? * [e.g. new issues of A-Shares, new warrants, new ICULS, etc]	○ Yes ● No
Types of corporate proposal *	ESOS
Details of corporate proposal *	ESOS
No. of shares issued under this corporate proposal *	4,400
Issue price per share ($$) *	Malaysian Ringgit (MYR) 0.000
Par Value ($$)	Malaysian Ringgit (MYR) 1.000

Latest issued and paid up share capital after the above corporate proposal in the following

Units *	713,320,265
Currency *	Malaysian Ringgit (MYR) 713,320,265.000
Listing Date *	02/02/2010

Remarks:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

29 JAN 2010


BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **29/01/2010 05:15:51 PM**
Submitted by **LION INDUSTRIES CORPORATION** on **29/01/2010 05:16:19 PM**
Reference No **LI-100129-61918**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by a Principal Officer during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)
Pursuant to Paragraph 14.08(d) of the Bursa Malaysia Securities Berhad Main Market Listing Requirements, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.,

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Notice of Intention to Deal	Date of Dealing	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Liew Choon Yick	21.01.2010	29.01.2010	1.71	21,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

29 JAN 2010


BURSA MALAYSIA

Form Version V3.0

Change of Address

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 29/01/2010 05:15:52 PM
Submitted by LION INDUSTRIES CORPORATION on 29/01/2010 05:16:20 PM
Reference No LI-100129-28654

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary
Change description *	Registered
Name of Registrar (if applicable)	
Old address *	Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur
New address *	Level 14, Office Tower, No. 1 Jalan Nagasari (Off Jalan Raja Chulan), 50200 Kuala Lumpur
Telephone no *	03-21420155
Facsimile no *	03-21413448
E-mail address	
Effective date *	01/02/2010
Remark	

LION INDUSTRIES CORPORATION BERHAD (415-D)

[signature]

Secretary

29 JAN 2010


BURSA MALAYSIA

Form Version V3.0

Change of Address

Ownership transfer to LION INDUSTRIES CORPORATION on 29/01/2010 05:15:51 PM
Submitted by LION INDUSTRIES CORPORATION on 29/01/2010 05:16:20 PM
Reference No LI-100129-28655

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary
Change description *	Registrar
Name of Registrar (if applicable)	Secretarial Communications Sdn Bhd
Old address *	Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur
New address *	Level 13, Office Tower, No. 1 Jalan Nagasari (Off Jalan Raja Chulan), 50200 Kuala Lumpur
Telephone no *	03-21420155, 03-21418411
Facsimile no *	03-21428409
E-mail address	
Effective date *	01/02/2010
Remark	

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

29 JAN 2010


BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 02/02/2010 05:23:41 PM

Reference No LI-100202-39A82

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

Company name * LION INDUSTRIES CORPORATION BERHAD

Stock name * LIONIND

Stock code * 4235

Contact person * Wong Phooi Lin

Designation * Secretary

Type * ● Announcement ○ Reply to query

Subject :* Intention to Deal in Securities by a Principal Officer during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

The Company is now in a closed period for dealings in its securities by its Directors and principal officers pending the announcement of its results for the second quarter ended 31 December 2009.

The Company has today received a notification from Ms Tan Chitt Loo, a principal officer of the Company, of her intention to deal in the securities of the Company during closed period.

Ms Tan's current direct and indirect shareholdings in the Company are as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Direct Interest		Indirect Interest	
Number of Shares	% of Issued Share Capital	Number of Shares	% of Issued Share Capital
-	-	75,000*	N/A

* Options granted pursuant to the Executive Share Option Scheme of Lion Industries Corporation Berhad ("LICB") to subscribe for ordinary shares in LICB.

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

-2 FEB 2010



LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

2 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Change of Registered Office

We wish to advise that with effect from 1 February 2010, the registered office of the Company has been changed to the following:

Address: Level 14, Office Tower, No. 1 Jalan Nagasari (Off Jalan Raja Chulan)
50200 Kuala Lumpur
Tel. No.: 03 - 21420155
Fax. No.: 03 - 21413448

Thank you.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c. Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Mr Ho Lian Teck - Malayan Banking Berhad
Menara Maybank
100 Jalan Tun Perak
50050 Kuala Lumpur

Level 14, Office Tower, No. 1 Jalan Nagasari (Off Jalan Raja Chulan), 50200 Kuala Lumpur
~~Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.~~
Tel: ~~(603) 21622155, 21613166~~ 03-21420155 Fax: ~~(603) 2162 3448~~ 03-21413448